United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

VALE pays first tranche of 2008 dividend
Rio de Janeiro, April 10, 2008 — Companhia Vale do Rio Doce (VALE) informs that its Board of Directors approved today the payment of the first installment of the 2008 dividend to shareholders amounting, R$ 2.11 billion (US$ 1.25 billion), equivalent to R$ 0.436585113 (US$ 0.258671118) per outstanding common or preferred class A share, to be made from April 30 onwards.
VALE’s Executive Board proposal for the dividend to be paid to its shareholders in 2008, publicly disclosed on January 21, 2008, established a minimum amount for the year of US$ 2.5 billion or US$ 0.517342236 per outstanding common or preferred class A share, to be paid in two equal installments, on April 30 and October 31, 2008. The dividend was proposed in accordance with VALE’s dividend policy.
Form of payment
The first dividend installment will be paid according to the following terms:
1.	Distribution of R$ 2.109.750.000,00 equivalent to R$ 0,436585113 per outstanding common or preferred class A share. From this amount, R$ 1.150.495.000,00 equivalent to R$ 0,238079862 per outstanding preferred class A or common share, will be paid in the form of interest on shareholders’ equity, and R$ 959.255.000,00 equivalent to R$ 0,198505251 per outstanding preferred or common share, in the form of dividends.
The values were obtained from the conversion of the US dollar amount into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on April 9, 2008, of R$ 1,6878 per US dollar, as announced on January 21, 2008.
2.	The payment will be made as from April 30, 2008. In accordance with current Brazilian legislation, the portion paid out in the form of interest on shareholders’ equity is subject to income tax at source, except for those beneficiaries who are exempt and can give proof that their exemption is legally valid for tax

3.	The record date for VALE shares traded on the São Paulo Stock Exchange, BOVESPA, is April 10, 2008. For the Company’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange, NYSE, the record date will be April 15, 2008. All shareholders on these respective record dates will have the right to the dividend payment.

4.	VALE shares will trade ex-dividend at BOVESPA and at NYSE in April 11, 2008.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 10, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations